Exhibit 99.1

MIND CTI Reports First Quarter 2022 Results

* MIND CTI to Host Annual Meeting of Shareholders

** Release of New e-commerce Module

Yoqneam, Israel, May 12, 2022 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2022.

The following will summarize our major achievements in the first quarter of 2022, as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $5.7 million, compared with $6.1 million in the first quarter of 2021.

●	Operating income was $1.6 million, or 29% of total revenues, compared with $1.6 million, or 26% of total revenues in the first quarter of 2021.

●	Net income was $1.5 million, or $0.07 per share, similar with $1.5 million, or $0.07 per share in the first quarter of 2021.

●	Cash flow from operating activities was $0.5 million, compared with $0.6 million in the first quarter of 2021.

●	Multiple follow-on orders.

●	Cash position was $18.9 million as of March 31, 2022 (before the dividend distribution of $5.2 million in April 2022).

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “We continue to invest in new technologies mainly to support the 5G deployments and are expanding our platforms to better support digital transformations. One such expansion that we developed over the last two years is the e-commerce module and we have already started implementing it at our first customer this quarter. To succeed in the age of digital services, both carriers and enterprises need fast and agile ways of digital transformation. Our ongoing investment in maintaining up-to-date technology and infrastructure ensures increased security for the customers running our platforms. We understand our customers’ businesses, as well as their needs and challenges. We have the teams and the expertise to provide timely upgrades and customizations required to support our customers in the ever-changing marketplace and are pleased with our execution of ongoing projects.

“The decrease in our revenues was expected, since as previously announced, the unprecedented growth we encountered in 2021, in our messaging segment, was temporary in nature.

“It is part of our strategy to pursue acquisitions in order to enhance our market position, and, as previously announced, we continue to actively seek potential acquisition opportunities.”

New e-commerce Module

MIND announced today also the release of its new MINDBill e-commerce platform.

MINDBill e-commerce is a digital e-commerce platform, designed for the telecom industry. It is pre-integrated with the MIND CRM, Self Care, product catalog and inventory, to cover full end-to-end sale cycles for new and existing customers. It has a self admin content management to edit and update the information on the e-commerce platform and provides ready-to-use templates and ordering flows and offers white labelling customization. MINDBill e-commerce gives customers an end-to-end shopping experience, from product selection and secure payment to order fulfillment.

Follow-on Orders

This quarter we had multiple follow-on orders, including an upgrade at an existing MIND customer since 2006. With the evolution of its business over more than a decade ago and the need for compatibility with the latest technology infrastructure, this veteran customer has selected to migrate to the latest MINDBill version 10 solution.

The MINDBill solution has been a pillar supporting this customer in growing its business from scratch to more than two hundred thousand postpaid subscribers. The MINDBill version 10 is based on the latest infrastructure OS versions and Oracle DB which ensures a future proof compatibility as the industry evolves. This, along with the built in scalability and enhancements across all of the modules that are designed to adapt to the dynamic marketing requirements of the service provider, has convinced this customer to continue its long standing partnership with MIND.

Revenue Distribution

Europe represented 51% (including the Message Mobile and GTX revenues in Germany that represented 38%), the Americas represented 43%, and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $2.9 million, or 51% of total revenues, enterprise messaging and payment solutions were $2.2 million, or 38% of total revenues and enterprise call accounting software totaled $0.6 million, or 11% of total revenues.

Licenses totaled $0.2 million, or 3% of total revenues, while maintenance and additional services were $5.5 million, or 97% of total revenues.

Dividend Distribution

As previously announced, the Board declared on March 10, 2022 a gross dividend of $0.26 per share with tax being withheld at a rate of 22%.

The dividend of approximately $5.2 million, is presented in our balance sheet as of March 31, 2022 among other payables. The net dividend was distributed to our shareholders and withholding taxes were paid in April 2022.

AGM

MIND also announced today that its 2022 Annual General Meeting of Shareholders will be held on June 30, 2022, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2066724, Israel.

Shareholders of record at the close of business on May 26, 2022 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the meeting is as follows:

(i)	to appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-approve the existing Compensation Policy;

(iii)	to approve an amendment to the Articles of Association to add forum selection provisions;

(iv)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of the 2025 Annual General Meeting of Shareholders of the Company; and

(v)	to discuss the Company’s audited financial statements for the year ended December 31, 2021.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements", including estimations relating to the impact of the recent political situation in Ukraine, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, the impact of the COVID-19 pandemic on our customers and economic conditions in our key markets, as well as the risks discussed in the Company's annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months
	Ended March 31,
	2022	2021
	U.S. dollars in thousands (except per share data)

REVENUES	$5,691	$6,122
COST OF REVENUES	2,607	2,803
GROSS PROFIT	3,084	3,319
OPERATING EXPENSES:
Research and development	944	1,013
Selling and marketing	147	282
General and administrative	369	412
Total operating expenses	1,460	1,707
OPERATING INCOME	1,624	1,612
FINANCIAL INCOME, net	7	13
INCOME BEFORE TAXES ON INCOME	1,631	1,625
TAXES ON INCOME	130	143
NET INCOME	$1,501	$1,482

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.07	$0.07

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,066	19,987
Diluted	20,318	20,213

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2022	2021
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,403	$4,182
Short-term bank deposits	13,282	14,071
Marketable securities	195	208
Accounts receivable, net:
Trade	2,260	1,803
Other	208	145
Prepaid expenses	173	124
Total current assets	21,521	20,533

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	2,114	2,325
Deferred income taxes	181	184
Property and equipment, net of accumulated depreciation and amortization	172	175
Right-of-use assets, net of accumulated depreciation	1,376	1,463
Intangible assets, net of accumulated amortization	481	522
Goodwill	7,880	7,929
Total assets	$33,725	$33,131

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,089	$839
Dividend payable	5,227	-
Other	1,791	2,265
Current maturities of lease liabilities	373	376
Deferred revenues	1,712	2,155
Total current liabilities	10,192	5,635

LONG-TERM LIABILITIES:
Deferred revenues	302	154
Lease liabilities, net of current maturities	990	1,098
Employee rights upon retirement	2,127	2,361
Deferred income taxes	144	157
Total liabilities	13,755	9,405

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,339	27,324
Accumulated other comprehensive loss	(913)	(836)
Accumulated deficit	(5,448)	(1,722)
Treasury shares	(1,062)	(1,094)
Total shareholders’ equity	19,970	23,726
Total liabilities and shareholders’ equity	$33,725	$33,131

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months
	Ended March 31,
	2022	2021
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,501	$1,482
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	46	51
Employees share-based compensation expenses	47	36
Accrued severance pay	(6)	18
Deferred income taxes, net	(7)	(8)
Unrealized loss from marketable securities, net	13	2
Realized loss on sale of marketable securities, net	-	3
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(478)	(1,612)
Other	(64)	59
Decrease (increase) prepaid expenses	(49)	37
Increase (decrease) in accounts payable and accruals:
Trade	268	245
Other	(463)	105
Change in operating lease liability	(24)	(60)
Increase (decrease) in deferred revenues	(295)	214
Net cash provided by operating activities	489	572

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12)	(14)
Severance pay funds	(17)	(32)
Proceeds from sale of marketable securities	-	366
Proceeds from short-term bank deposits	789	360
Net cash provided by investing activities	760	680

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(28)	(74)

INCREASE IN CASH AND CASH EQUIVALENTS	1,221	1,178
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,182	8,260
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,403	$9,438